November 2, 2018

Alex J. Mannine
Chief Executive Officer
Vynleads, Inc.
596 Herrons Ferry Road
Suite 301
Rock Hill, SC 29730

       Re: Vynleads, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           File No. 333-227499
           Filed October 25, 2018

Dear Mr. Mannine:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Related Party Transactions, page 40

1.     We note your response to comment 10 and your revised disclosure on page
41. Please
       provide us with your analysis as to how the return of these shares would materially impact the internal valuation of the company prior to the private placement and how the company determined that the ensuing ownership structure would result in a more equitable valuation for investors in the private placement.
 Alex J. Mannine
Vynleads, Inc.
November 2, 2018
Page 2
General

2. We note your response to comment 13 and your explanation that the website statement was based upon an internal analysis of the company's revenue growth. Please also tell us the meaning behind and basis for the statement that initial investors were "cashing in" on the initial investment.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameAlex J. Mannine                             Sincerely,
Comapany NameVynleads, Inc.
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November 2, 2018 Page 2                                       Office of
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